

Mail Stop 3561

February 25, 2016

Wendy A. Beck
Chief Financial Officer
Norwegian Cruise Line Holdings Ltd.
7665 Corporate Center Drive
Miami, Florida 33126

> **Re: Norwegian Cruise Line Holdings Ltd.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Response dated November 23, 2015**
> **File No. 001-35784**

Dear Ms. Beck:

We have reviewed your November 23, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K (Fiscal Year Ended December 31, 2014)

Financial Statements

Note 2. Summary of Significant Accounting Policies

We have reviewed your responses to the prior comments of our letter dated November 9, 2015, in addition to the information provided in our conference calls with you on January 28, 2016 and February 17, 2016, and have the following comments related to entity-wide information disclosures under ASC 280-10-50.

1.   We note your disclosure in Note 2 on page F-10 that your passenger ticket revenue is primarily attributed to guests who make reservations in North America and this revenue, as a percent of your consolidated total, was 80.1%, 79.9% and 80.5% for the years ended December 31, 2014, 2013 and 2012, respectively. We also note that substantially all of

your long-lived assets are located outside of the U.S. and consist primarily of your ships. Please note that ASC 280-10-50-41 requires revenue and long-lived assets for the country of domicile to be separately disclosed, along with the revenue and long-lived assets attributable to all foreign countries in total, and any individual foreign countries, if material. Please revise to disclose the amount of revenue and long-lived assets located in your country of domicile and in total for all foreign countries. If material, disclose revenue and long-lived assets in an individual foreign country separately. Please revise in future filings beginning with your December 31, 2015 Annual Report on Form 10-K.

2.   Further, please tell us how you comply with the disclosures required under ASC 280-10-50-40. In this regard, we note that your cruises offer a number of different destinations, and in prior responses and in telephone conversations with the Staff, you have indicated destinations are the single most important factor in your customers' cruising decision. Please tell us your consideration of providing revenue by each destination or group of similar destinations for purposes of meeting the requirements of ASC 280-10-50-40 and the objectives discussed in ASC 280-10-10-1. In your response, please tell us your consideration of factors such as health risks, security concerns, and weather threats (i.e. hurricane season), as described in your risk factors, in determining the similarity of your destinations (region).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure